SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

•	Notice of a change in the share capital of Enel S.p.A. dated December 10, 2004;

•	Press Release dated December 14, 2004;

•	Press Release dated December 17, 2004;

•	Press Release dated December 22, 2004;

•	Press Release dated December 24, 2004;

•	Notices relating to trading of Enel shares by Senior Management dated December 2, 2004.

Notice of a change in the share capital of Enel S.p.A.

Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between November 12, 2004 and December 2, 2004 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002) and April 7, 2004 (for the Stock-option Plan for the year 2003).

Specifically, in the aforesaid period between November 12, 2004 and December 2, 2004 a total of 6,416,044 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 5,157,876 shares regarding the Stock-option Plan for the year 2002 and (ii) 1,258,168 shares regarding the Stock-option Plan for the year 2003.

The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002) and May 23, 2003 (regarding the Stock-option Plan for the year 2003). The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on December 10, 2004.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total
Of which:	6,103,521,864	6,103,521,864	1 Euro	6,097,105,820	6,097,105,820	1 Euro
Ordinary shares	6,103,521,864	6,103,521,864	1 Euro	6,097,105,820	6,097,105,820	1 Euro
(rank for dividend pari passu: January 1, 2004) current coupon number 5

Press Release

ENEL: CALENDAR OF COMPANY EVENTS FOR 2005

Rome, December 14, 2004 – As an aid to the financial community, Enel announces its financial calendar for 2005, indicating when the Company’s accounts will be examined by the Board of Directors and their date of publication:

February 2, 2005:	preliminary consolidated data for the year ended December 31, 2004.

March 30, 2005:	consolidated financial statements of the Enel Group, proposed statutory financial statements of Enel S.p.A. for the year ended December 31, 2004 and proposed allocation of net income.

May 12, 2005:	report on the first quarter 2005.

September 8, 2005:	half-year report as of June 30, 2005.

November 9, 2005:	report on the third quarter 2005.

Pursuant to art. 82 of CONSOB Resolution 11971/1999, the Company intends to avail itself of the exemption from publication of quarterly reports as of December 31, 2004 and June 30, 2005.

In conjunction with the publication of the annual results for the year ended December 31, 2004, and of the half-year report for the six months ended June 30, 2005, the Company has planned specific meetings with the financial community and the media, during which the Company’s accounts and corporate strategies will be presented.

On the occasion of the publication of the quarterly reports for 2005, the Company plans to organize special conference calls in order to present the relevant data to financial analysts and institutional investors.

A General Meeting of Shareholders to pass resolutions regarding approval of the statutory financial statements of Enel S.p.A. for the year ended December 31, 2004, and on the allocation of net income, is scheduled for May 26 and 27, 2005, on first and second call, respectively.

Any final dividend for 2004 is scheduled to be paid on June 23, 2005, while the ex-dividend date is June 20, 2005.

The market will be in due time notified of any changes to the above arrangements.

Press Release

Rome, December 17, 2004 – The chairman of Enel, Piero Gnudi, and its chief executive, Paolo Scaroni, met yesterday with Mr. Cesare Romiti who, together with the representatives of a Franco-Egyptian consortium, presented a proposal for the acquisition of Wind. Enel has concluded that this offer does not meet its expectations, on either a financial or structural basis.

Enel repeats that it intends to pursue an IPO of Wind and that work will begin in 2005.

Until this IPO takes place, Enel will consider all offers, such as the one received yesterday, in the exclusive interest of its shareholders and provided that their conditions offer an adequate valuation of its holding in Wind.

Press Release

ENEL SELLS 100% OF ENEL HYDRO AND 20% OF IDROSICILIA TO VEOLIA

Rome/Paris, December 22, 2004 – Enel S.p.A. agreed today to transfer to Compagnie Générale des Eaux S.A., the water company of the Veolia Environnement Group, 100% of the share capital of Enel Hydro S.p.A., which includes Enel’s water initiatives in Calabria and the province of Latina, and 20% of Idrosicilia S.p.A., which operates large scale water transportation activities in Sicily.

Enel and Veolia were already partners in Latina and Sicily where they successfully co-managed the start-up of the concession.

The total value of the transaction is approximately 36 million euro and it should be concluded in the first quarter of 2005, pending the required Antitrust approval.

Enel and Veolia have also agreed a put and call option for the sale of Enel’s remaining 40% stake in Idrosicilia.

With this deal, Enel concludes its exit from the water business, in line with the timetable announced to the financial community, and takes a further step in focusing on its core businesses of electricity and gas.

Press Release

ENEL BOARD MANDATES WIND IPO, ADVISERS TO BE APPOINTED BY SPRING

WIND REINFORCED WITH IPSE ACQUISITION

Rome, December 24, 2004 – The Board of Directors of Enel, chaired by Piero Gnudi, met today and examined plans for the development of Wind, first presented at the strategy meeting held in Venice on November 12, 2004.

The Chief Executive, Paolo Scaroni, also briefed the Board on meetings with groups interested in investing in Wind.

The Board mandated the Chief Executive to proceed with an IPO of Wind in the next 20 months, as already announced to the financial community. By spring of 2005, legal and financial advisers for the offering will be chosen and all procedures necessary for Wind’s quotation will be set in motion.

The Board’s affirmation of its strategic decision to proceed with an IPO was reinforced by Wind’s positive operating results and its development plans for the future. For the first nine months of 2004, revenues totaled 3.5 billion euro and Ebitda was 1.2 billion euro. To date, Wind has 11.5 million mobile customers, 2.5 million fixed-line customers and is the internet market leader with its portal Libero. In 2004, Wind will generate a positive cash flow, ahead of market expectations, and comfortably covering interest charges and investments for the year.

To further strengthen Wind’s market position and improve services to customers, Enel’s Board approved the signing of an agreement for the acquisition of the entire share capital of IPSE, a third generation UMTS telecommunications operator and frequency owner, for a maximum consideration of 792 million euro.

The acquisition will provide Wind with additional UMTS frequencies, optimizing its third generation mobile telephony structures and allowing it to broaden the range of services offered to customers. Enel will then sell the remaining frequencies to the other mobile phone operators, in accordance with criteria established by the Communications and Antitrust Authorities when allocating frequencies, to ensure the balanced development of competition in the sector.

The agreement, which is expected to be signed by the end of 2004, assumes the resolution of the dispute regarding IPSE’s payment for frequencies, as well as the favourable response from fiscal authorities to Enel’s enquiry regarding the fiscal deductibility of IPSE’s losses.

The acquisition is also subject to certain resolutive conditions which, should a series of events not take place by June 30, 2005, would annul the effects of the agreement. These events include, among other things, obtaining the required authorizations from the relevant authorities, in particular, the authorization for Enel to sell and rent IPSE’s frequencies, as explained above.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.

Reference period: 4th quarter (October — December) 2004

Disclosure: periodic            immediate            delayed

Declarer: Claudio Machetti

Title: Head of Finance Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	in the transaction	Source [3]

December 2, 2004	S	AZO Enel	IT0003128367	20,000	€6.426	€128,520.00	Exercise of stock options

December 2, 2004	V	AZO Enel	IT0003128367	20,000	€6.800	€136,000.00	Market transaction

				Sub-TOTAL (A) [4]		€264,520.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

		Financial			Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction [5]	instrument[6]	Category [7]	ISIN code	instrument [8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features [9]

—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B) [10]			0

								TOTAL (A) + (B)			€264,520.00

[1]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
[2]	Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
[3]	Indicate the kind of action from which the transaction derives:
-market transaction;
-off-market transaction;
-conversion of convertible bonds;
-exercise of stock options or preemptive rights;
-exercise of warrants;
-exercise of derivative instruments or covered warrants;
-other, in which case specify.
[4]	Indicate the total amount of the transactions listed in the form.
[5]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
[6]	Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
[7]	Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
[8]	Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
[9]	Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Reference period: 4th quarter (October — December) 2004

Disclosure: periodic            immediate            delayed

Declarer: Fulvio Conti

Title: Chief Financial Officer — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

December 2, 2004	S	AZO Enel	IT0003128367	40,000	€6.426	€257,040.00	Exercise of stock options

December 2, 2004	V	AZO Enel	IT0003128367	40,000	€6.750	€270,000.00	Market transaction

December 2, 2004	S	AZO Enel	IT0003128367	50,000	€6.426	€321,300.00	Exercise of stock options

December 2, 2004	V	AZO Enel	IT0003128367	50,000	€6.790	€339,500.00	Market transaction

				Sub-TOTAL (A)		€ 1,187,840.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, — with the exclusion of convertible bonds —

		Financial			Underlying financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

								Sub-TOTAL (B)			0

								TOTAL (A) + (B)			€1,187,840.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: December 27, 2004